Charles S. Kim

T: +1-858-550-6049

ckim@cooley.com

March 22, 2013

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Barbara C. Jacobs

Re:	Tableau Software, Inc.
Confidential Draft Registration Statement on Form S-1
Submitted February 13, 2013
CIK No. 0001565152

Dear Ms. Jacobs:

On behalf of Tableau Software, Inc. (“Tableau” or the “Company”), we are submitting this letter and the following information in response to a letter, dated March 12, 2013, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”), submitted on February 13, 2013. We are also electronically transmitting for confidential submission an amended version of the Registration Statement (the “Amended Registration Statement”). We are sending a copy of this letter, the Amended Registration Statement and certain supplemental materials in the traditional non-EDGAR format, including a version that is marked to show changes to the Registration Statement originally submitted on February 13, 2013, and will forward a courtesy package of these documents to the Staff.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Page references in the text of this response letter correspond to the page numbers in the Amended Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Amended Registration Statement.

General

1.	We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

U.S. Securities and Exchange Commission

March 22, 2013

The Company acknowledges the Staff’s comment and confirms that it will update the Registration Statement with the required information in a subsequent amendment, including, without limitation, the price range, as soon as such information is available and with sufficient time for the Staff to review such information.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company advises the Staff that neither it nor anyone authorized on its behalf has presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”), nor is the Company aware of any research reports about the Company that have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act, added by Section 105 of the Jumpstart Our Business Startups Act, by any broker or dealer that is participating or will participate in this offering. If the Company presents such written communications or becomes aware that such materials or research reports have been distributed, the Company will notify the Staff and provide copies of the relevant communications or reports.

3.	We note that your members of your management have been quoted in recent press articles regarding your potential initial public offering and three unnamed sources provided Reuters with the names of your underwriters. See, e.g., at http://finance.fortune.cnn.com/2012/02/22/tableau-to-ipo-next-year/; http://www.reuters.com/article/2013/01/18/tableau-software-ipo- idUSL1E9CI97320130118; http://www.bloomberg.com/news/2012-12-12/tableau- software-plans-ipo-to-drive-sales-expansion.html. Please advise us whether such communications are consistent with the Securities Act of 1933 and whether you have or will implement measures to avoid further such communications.

The Company respectfully advises the Staff that the three press reports cited in the Staff’s comment are consistent with the Company’s obligations under the Securities Act. Section 2(a)(3) of the Securities Act defines an “offer to sell” as including “every attempt or offer to dispose of, or solicitation of an offer to buy, a security or interest in a security, for value.” The Fortune article was published in February 2012, almost a full year before the first confidential submission of the Company’s registration statement and long before the Company started engaging in formal initial public offering related activities and selected underwriters. It was triggered by an unauthorized email from an outside advisor to the Company. The article notes the Company’s Chief Executive Officer declined interview in connection with this article. Moreover, the quotes from a member of the Company’s board of directors in the article made it clear that no offering was in process or imminent at that time. The Bloomberg article was

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March 22, 2013

published in December 2012 based on interviews given in November 2012, as part of the Company’s ordinary course business communications directed at potential customers and employees. This article also was published before the Company started engaging in formal initial public offering related activities and selected underwriters. While the quotes from a member of the Company’s board of directors stated that a public offering may be occurring in the short term, they also made it clear that no underwriters had yet been selected and contained no information regarding the details of any such potential offering. The quotation from the Company’s Chief Executive Officer regarding use of proceeds was presented out of context, as he had made it clear to the reporter that no public offering was assured or imminent and was simply answering the hypothetical question of how proceeds might be used if the Company were to go public. With respect to the Reuters article that was published in January 2013, the Company has no knowledge of the sources that contributed to that article. To the Company’s knowledge, none of the Company’s officers, directors, employees or representatives supplied the initial public offering related information included in this article. The article even notes the Company and its lead underwriter declined interviews in connection with this article. In addition, the Company respectfully submits to the Staff that given how little information regarding the Company or any potential initial public offering is contained in these three articles, the Company does not believe that one could reasonably conclude that these articles could be viewed as attempting to sell the Company’s securities or otherwise conditioning the market.

The Company also advises the Staff that in connection with its decision to start engaging in formal initial public offering related activities, the Company in consultation with its legal counsel implemented policies and procedures that are designed to prevent any improper communications. The Company will continue to vigilantly monitor compliance with these policies and procedures.

Inside Front Cover Page

4.	Please provide us with any artwork or graphics that you intend to use in your registration statement. Provide us with sufficient time to review and comment on these graphics.

The Company acknowledges the Staff’s comment and advises the Staff that it will submit, under separate cover, the proposed graphics that it intends to use in its Registration Statement as soon as they are available and with sufficient time for the Staff to review such material.

U.S. Securities and Exchange Commission

March 22, 2013

Prospectus Summary, page 1

5.	On page 2, you provide selective disclosure of your revenues for the past three fiscal years, which indicates strong revenue growth. To balance this disclosure, please consider providing net income or similar disclosures for these periods as well.

In response to the Staff’s comment, the Company has revised the disclosures on pages 2 and 83 of the Amended Registration Statement to include the Company’s net income for the periods presented.

Risk Factors, page 15

6.	On page 97, you indicate that you are focused on hiring “top technical talent in the industry, top engineering programs and research institutions.” Please add or revise a risk factor to clarify whether you are dependent on recruiting and retaining top technical talent and whether such recruitment would require significant expenditures in terms of salary and benefits, but also equity awards beyond what are awarded by your competitors or more established entities.

In response to the Staff’s comment, the Company has revised the disclosure on page 22 of the Amended Registration Statement. In addition, the Company advises the Staff that it believes its recruitment of technical talent does not require significant expenditures in terms of salary, benefits or equity awards beyond that which is typically required by its competitors or more established entities in its industry.

7.	In the last risk factor on page 34, you brief discuss that you reorganized your corporate structure in December 2012 “to more closely align with the international expansion of our business activities.” Please revise here and where appropriate to describe the corporation reorganization that took place in December 2012.

In response to the Staff’s comment, the Company has revised the disclosures on pages 34 and 54 of the Amended Registration Statement to more fully describe the Company’s corporate reorganization in December 2012.

Market and Industry Data Forecasts, page 44

8.	Please provide us supplemental copies of the reports or other source documentation that you cite on page 44, and cross-reference throughout your prospectus, from which market or other data is extracted. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus.

U.S. Securities and Exchange Commission

March 22, 2013

The Company acknowledges the Staff’s comment and advises the Staff that it will submit, under separate cover, the industry reports cited throughout the prospectus, marked to highlight the applicable portions cited and with cross-references to the supported statements in the Amended Registration Statement. Pursuant to Rule 418(b) of the Securities Act, the Company respectfully requests that the Staff return such reports upon the completion of its review.

9.	Please confirm that none of the reports cited on page 44 were commissioned on your behalf.

The Company advises the Staff that none of the reports cited in the Registration Statement were commissioned on its behalf.

Use of Proceeds, page 45

10.	To the extent known, please provide more detail regarding the purposes for which the net proceeds in this offering are intended to be used. In this regard, consider disclosing the amount of proceeds that you plan to use to grow your business. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. See Item 504 of Regulation S-K and Instruction 7 to Item 504. We note on pages 53-55 and 85-87 you describe your growth plans, but do not indicate if they will be funded via offering proceeds.

The Company respectfully advises the Staff that the Company presently has no specific or preliminary plans with respect to the Company’s intended use of the proceeds from this offering beyond the uses disclosed in the Use of Proceeds section of the Registration Statement. Moreover, as a profitable company, the Company’s use of proceeds from this offering, including any funding of its expected growth plans, will depend in part on its future financial results and the amount of cash generated from operations, which are unknown at this time.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 53

General

11.	Please revise your management’s discussion and analysis to provide further quantitative and qualitative disclosure that focuses on the analysis of material events, trends and uncertainties. While we note the brief discussion of seasonality and quarterly trends on pages 68 and 69, please include a discussion on matters that may affect your results beyond quarter to quarter periods. For example, we note that you reorganized your corporate structure in December 2012 to align your business with your international expansion, but your overview section does not address how events, trends or uncertainties related to your international expansion may affect your results of operations. Your management’s discussion and analysis should give readers a view of the company through the eyes of management. See SEC Release 33-8350 for more guidance.

U.S. Securities and Exchange Commission

March 22, 2013

The Company respectfully submits that the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in the Registration Statement, including the Overview subsection, Factors Affecting Our Performance subsection, the Components of Operating Results subsection, period-to-period comparisons and the seasonality and quarterly trend discussion provide the requisite disclosure regarding material events, trends and uncertainties that, in the view of management, would be reasonably likely to have a material effect on the Company’s results of operations or financial condition. However, in response to the Staff’s comment, the Company has provided additional disclosures on pages 54 and 55 of the Amended Registration Statement, including additional detail relating to the Company’s international expansion and the development of its Tableau Online product offering.

12.	We note that you are developing a cloud-based, software-as-a-service version of Tableau, as your disclosure indicates on page 25. Please revise to describe the development of this new platform and whether substantial investment in research and development is needed to bring such a product or software-as-a-service to market.

In response to the Staff’s comment, the Company has revised the disclosures on pages 25 and 55 of the Amended Registration Statement to describe the development of Tableau Online and expected investments for this potential product in further detail.

13.	Please revise to disclose the amount of revenue each of your major products generates, or similar disclosure. Please also clarify how significant your sales to large enterprises and through indirect sales channels are to your overall operations.

The Company advises the Staff that the manner in which it currently reports revenue (focusing on revenues generated from licenses compared to revenues from maintenance and services, rather than focusing on revenues generated between products) reflects the bases upon which Company management generally views and manages the business, including with respect to resource allocation and performance assessment. In addition, the Company’s sales organization is aligned to license and maintenance and services revenues, rather than revenues by product. Moreover, the Company’s products have complementary functionality and a customer’s decision as to which product to purchase is driven more by that customer’s specific deployment needs than a need for different core technology. Accordingly, the Company respectfully submits to the Staff that it believes that the breakdown between license versus maintenance and services revenues currently reflected in the Company’s consolidated financial data is appropriate, and conversely that presenting revenue based on products would not be useful to investors and could be misleading. The Company also advises the Staff that it has not included additional details regarding its sales to large enterprises because a material portion of its sales are not categorized based on customer type (e.g., large enterprise versus individual users and small and medium entities), making such a breakdown inapplicable to that material portion of its sales. Accordingly, the Company also respectfully submits to the Staff that it believes that attempting to present this type of breakdown also would not useful to investors and could be misleading.

U.S. Securities and Exchange Commission

March 22, 2013

In addition, in response to the Staff’s comment, the Company has revised the disclosure on page 54 of the Amended Registration Statement to describe in greater detail the significance of sales through indirect sales channels to the Company’s overall operations.

14.	We note that you plan on increasing the size of your workforce, particularly your sales staff. Further, your sales staff consists of a direct sales staff and those that service your relationships with your distribution channels such as resellers, system integrators, and original equipment manufacturers. Please describe the nature and size of your sales staff here and in your Business section, as it is unclear how much of your sales staff is devoted to enterprise sales compared to individual users and small and medium entities. In your trend analysis, you should clarify whether there will be a shift in how you allocate your sales staff for these different markets.

In response to the Staff’s comment, the Company has revised the disclosures on pages 54 and 100 of the Amended Registration Statement to provide further detail regarding the Company’s sales force. The Company respectfully advises the Staff that it has not included details regarding the specific breakdown of the Company’s sales team between those focused on enterprise sales compared to individual users and small and medium entities as requested because many of the Company’s sales personnel serve both groups, making such a breakdown inapplicable to a significant portion of its sales force. Accordingly, the Company believes that attempting to present this type of breakdown would not useful to investors and could be misleading.

15.	Please revise to clarify what you mean by a “substantial majority” of your license revenues to date have been attributable to revenues from perpetual licenses.

In response to the Staff’s comment, the Company has revised the disclosures on pages 53, 57 and 62 of the Amended Registration Statement to clarify what is meant by “substantial majority.”

Invest in Infrastructure, page 55

16.	Please describe the investments you plan on making to improve your infrastructure. For example, it is unclear whether you will seek to acquire server capacity to develop your software-as-a-service, cloud-based version of Tableau or if you will open additional sales offices.

In response to the Staff’s comment, the Company has revised the disclosure on page 55 of the Amended Registration Statement to provide additional detail regarding the investments the Company plans on making to improve its infrastructure.

U.S. Securities and Exchange Commission

March 22, 2013

Certain Key Financial Metrics, page 56

17.	Your “land and expand” business model appears to seek early adopters in an organization to first try and use your software and then expand its use throughout the organization. Parts of this model appear to rely on these early adopters to use the free trial version of Tableau and then purchase the desktop version and/or encourage others to use the software. Due to this description of your business model, please advise whether key metrics for management include the number of free users and the conversion rate of those free users into paid users.

The Company respectfully advises the Staff that the Company’s management team does not view the number of free users or the conversion rate of those free users into paid users as key metrics of the Company’s business, in particular because free trials do not require significant capital investments by the Company.

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 73

18.	When determined, please tell us your proposed IPO price and when the underwriters first communicated their estimated price range and amount for your stock.

The Company acknowledges the Staff’s comment and advises the Staff that it will provide the proposed IPO price once it is determined. The Company also advises the Staff that the underwriters have not, through the date of this response letter, provided the Company with any formal valuation of the Company in terms of an estimated price range or otherwise. The Company will promptly advise the Staff of the Company’s estimated price range when available, including the date on which the underwriters first communicated to the Company their estimated price range for the Company’s Class A common stock.

19.	With regard to the market comparable approach, we note your disclosure indicating that “the multiple of comparable companies was determined using a ratio of the market value of invested capital less cash to each of the last twelve month total revenues and forecasted future total revenues.” Please tell us and revise to disclose the market multiples used at each valuation date.

In response to the Staff’s comment, the Company has revised the disclosures on pages 77 through 79 of the Amended Registration Statement to disclose the market multiples used at each valuation date.

20.	Please address the following with respect to the group of comparable public companies used in your various analyses:

•	Confirm that the same set of comparable publicly-traded companies is used in the market comparable approach and for determining expected volatility;

•	Revise to disclose the basis for the selection of the set of comparable publicly- traded companies, what makes them comparable and any limitations or uncertainties over that comparability; and

•	Describe any changes to the set of comparable publicly-traded companies and explain the reasons for such changes.

U.S. Securities and Exchange Commission

March 22, 2013

The Company hereby confirms to the Staff that for each grant described in the Registration Statement, the same set of comparable publicly-traded companies was used in the market comparable approach and for determining expected volatility with respect to that particular grant. Moreover, in response to the Staff’s comment, the Company has revised the disclosure on pages 75 and 76 of the Amended Registration Statement to provide additional detail regarding the basis for the selection of this set of companies and the one change made to this set in 2012.

21.	For any share-based issuances subsequent to the most recent balance sheet date presented in the registration statement, if material, please revise your disclosure to include the expected impact the additional grants will have on your financial statements. Please continue to update your disclosures for all equity-related transactions subsequent to this request through the effective date of the registration statement.

In response to the Staff’s comment, the Company has revised the disclosure on page 79 of the Amended Registration Statement to provide information on grants made since the most recent balance sheet date. In addition, in response to the Staff’s comment, the Company has revised its disclosure on page 80 of the Amended Registration Statement to provide information regarding the expected future impact of such grants on the Company’s financial statements. The Company also advises the Staff that it anticipates filing an amendment to the Registration Statement that will include its unaudited consolidated financial statements for the quarter ended March 31, 2013. These financials will reflect the stock-based compensation expense charges associated with the grants made during that period. The Company also advises the Staff that it will continue to provide the requested information in subsequent amendments through the effective date of the Registration Statement.

22.	When your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range. The disclosure should fully describe the assumptions utilized at the IPO valuation date that are significantly different than those used in the most recent valuation.

The Company acknowledges the Staff’s comment and advises the Staff that once the estimated IPO range is determined and included in the Registration Statement, the Company will revise its disclosure as appropriate to reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of the IPO offering range.

23.	Please continue to provide us with updates to the requested information and provide updated disclosure for all equity-related transactions subsequent to this request through the effective date of the registration statement.

The Company acknowledges the Staff’s comment and advises the Staff that it will continue to provide the requested information through the effective date of the Registration Statement.

U.S. Securities and Exchange Commission

March 22, 2013

Business, page 80

General

24.	Where appropriate, please revise to provide disclosure of your backlog orders believed to be firm, as of a recent date and as of a comparable date in the preceding year. See Item 101(c)(1)(viii) of Regulation S-K for further guidance. We note that on page 112 you indicate that your backlog is one of the criteria used to determine performance awards under your 2013 Equity Incentive Plan, so it appears that you both measure your backlog and you believe it is an important metric to evaluate your executive officers.

The Company advises the Staff that, while backlog is one of the numerous criteria that may be used by the compensation committee of the board of directors to determine performance-based awards, the compensation committee has not, in fact, used backlog for this purpose to date. The Company further advises the Staff that historically, backlog has been immaterial to its total revenues. In response to the Staff’s comment, the Company has revised the disclosure on page 69 of the Amended Registration Statement to provide greater detail regarding the Company’s backlog, including the fact that it has historically been immaterial to its total revenues.

Traditional Approaches, page 83

25.	On pages 83 and 97, you describe your software as an alternative to spreadsheet programs. Please revise to clarify whether you are referring to the visualization, graphing, and reporting aspects of spreadsheet programs, thus complementing spreadsheet programs, or if your software is meant to replace them in their entirety.

In response to the Staff’s comment, the Company has revised the disclosures on pages 4 and 85 of the Amended Registration Statement to clarify that the Company’s products enhance productivity tools such as spreadsheets, rather than replace them in their entirety.

Competition, page 97

26.	Since your disclosure on page 25 indicates that you are seeking to establish a software-as-a-service model with your cloud-based product that is under development, please revise to clarify whether any of your competitors listed provide any significant business analytic software-as-a-service.

In response to the Staff’s comment, the Company has revised the disclosures on pages 17 and 102 of the Amended Registration Statement to provide greater detail regarding the business analytics software-as-a-service competitive landscape.

Intellectual Property, page 98

27.	Please revise to provide a description of the intellectual property that you license from Stanford University, as your briefly mention on pages 80 and 97. To the extent it is

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March 22, 2013

material to your business, please revise to describe the material terms and conditions of your licensing agreement with Stanford University, including whether the license is on an exclusive basis, the duration of the agreement, and any circumstances where it may terminate.

In response to the Staff’s comment, the Company has revised the disclosure on page 93 of the Amended Registration Statement to provide further details regarding the intellectual property it licenses from Stanford University and a description of the material terms and conditions of the licensing agreement.

28.	Please describe the third parties that are subject to your confidentiality agreement, as described on page 98.

In response to the Staff’s comment, the Company has revised the disclosure on page 102 of the Amended Registration Statement to describe the third parties that are subject to the Company’s confidentiality agreements.

Management, page 99

29.	Please revise to clarify whether your Chief Scientist and co-founder Mr. Hanrahan is a full-time employee, as we note he is also a professor at Stanford University. If he is a part-time employee, please revise to disclose the approximately percentage of his time he devotes to your business.

In response to the Staff’s comment, the Company has revised the disclosure on page 105 of the Amended Registration Statement to clarify in Dr. Hanrahan’s biography that he is a part-time employee and to describe the approximate proportion of his professional time spent working on the Company’s behalf.

Board Composition, page 102

30.	Please revise to identify the “other members” of your board of directors that designated Mr. Brooke Seawell a director. It is unclear whether you are referring to Messrs. Jurgensen and McAdams designating Mr. Seawell or if you are referring to all seven other directors.

In response to the Staff’s comment, the Company has revised the disclosure on page 108 of the Amended Registration Statement to clarify that the voting agreement provides that the director seat currently filled by Mr. Seawell is to be held by a candidate appointed by all other directors of the Company.

Executive Compensation, page 107

31.	Please revise, as appropriate, to describe the material terms of your offer letters and employment arrangements with your named executive officers.

U.S. Securities and Exchange Commission

March 22, 2013

In response to the Staff’s comment, the Company has revised the disclosures on pages 113 through 115 of the Amended Registration Statement to describe the material terms of the offer letters and employment arrangements with the Company’s named executive officers, including the three new offer letters that will be filed in a subsequent amendment to the Registration Statement following finalization and that are referenced in the Amended Registration Statement exhibit list.

Certain Relationships and Related Party Transactions, page 117

32.	In the description of your Tender Offer Agreement, please revise to specify the “certain” principal stockholders and executive officers that were parties to the agreement.

In response to the Staff’s comment, the Company has revised the disclosure on page 122 of the Amended Registration Statement to specify the principal stockholders and executive officers that were parties to the Tender Offer Agreement.

33.	Please revise your description of your Amended and Restated Investor Rights Agreement to include the right of first refusal that certain existing holders have for certain of your future issuances of securities.

In response to the Staff’s comment, the Company has revised the disclosure on page 122 of the Amended Registration Statement to describe the right of first refusal provisions of the Company’s Amended and Restated Investor Rights Agreement, including disclosure that such provisions will expire upon the completion of the Company’s initial public offering.

34.	Please revise to define “continuous service” under the conversion agreements with your founders Messrs. Chabot, Stolte, and Hanrahan or describe the circumstances where their Class B common stock shares will convert to Class A common stock shares. In particular, you should clarify that your founders are not subject to the conversion agreements even if they are no longer employees or directors if they are retained as consultants.

In response to the Staff’s comment, the Company has revised the disclosure on page 122 of the Amended Registration Statement to include the definition of “continuous service” used in the conversion agreements and to clarify that the conversion requirements would not apply if the founders are not employees or directors but continue as consultants.

35.	On page II-2, you describe an issuance of Class B common stock to the Tableau Foundation. Please describe to us your relationship or affiliation, if any, to the Tableau Foundation and explain why this transaction is not a related party transaction requiring disclosure under Item 404(a) of Regulation S-K.

The Company advises the Staff that the Tableau Foundation is a donor-advised fund administered by The Seattle Foundation, a public charity organized in 1946. Neither The Seattle Foundation nor any fund administered by The Seattle Foundation was a stockholder of the Company prior to such donation. No director or executive officer of the Company, or, to the Company’s knowledge, any other person included in the definition of “related person” in Item

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March 22, 2013

404(a) of Regulation S-K, had a direct or indirect material interest in the donation. Accordingly, the Company respectfully submits to the Staff that no disclosure of the donation is required to be made as a related party transaction pursuant to Item 404 of
Regulation S-K.

*        *        *

Please contact me at (858) 550-6049 or Jodie M. Bourdet of Cooley LLP at (415) 693-2054 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Charles S. Kim

Charles S. Kim

Cooley LLP

cc:	Christian Chabot, Tableau Software, Inc.
Tom Walker, Tableau Software, Inc.
Keenan Conder, Tableau Software, Inc.
Jodie M. Bourdet, Cooley LLP
Jeffrey R. Vetter, Fenwick & West LLP
James D. Evans, Fenwick & West LLP
Stephen Sommerville, PricewaterhouseCoopers LLP